UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

                                    Form U5S

                                  ANNUAL REPORT

                      For the year ended December 31, 2003

        Filed pursuant to the Public Utility Holding Company Act of 1935

         E.ON AG                                 E.ON UK Ltd.
         E.ON US Holding GmbH                    Powergen Ltd.
         E.ON UK Holding GmbH                    53 New Broad Street
         E.ON-Platz 1                            London EC2M 1SL
         40479 Dusseldorf                        United Kingdom
         Germany

         E.ON US Investments Corp.               LG&E Energy LLC
         220 West Main Street                    220 West Main Street
         Louisville, Kentucky 40202              Louisville, Kentucky 40202


        ----------------------------------------------------------------
       (Name and address of each registered holding company in the system)

                                Table of Contents



Item 1.   System Companies and Investments Therein as of December 31, 2003.....1

Item 2.   Acquisitions or Sales of Utility Assets..............................2

Item 3.   Issue, Sale, Pledge, Guarantee or Assumption of System Securities....4

Item 4.   Acquisition, Redemption or Retirement of System Securities...........4

Item 5.   Investments in Securities of Nonsystem Companies.....................5

Item 6.   Officers and Directors...............................................6

Item 7.   Contributions and Public Relations...................................9

Item 8.   Service, Sales and Construction Contracts............................9

Item 9.   Wholesale Generators and Foreign Utility Companies..................10

Item 10.  Financial Statements and Exhibits...................................14

SIGNATURE.....................................................................20

Item 1.  System Companies and Investments Therein as of December 31, 2003

     The schedules listed below and included in Exhibit F, respond to Item 1:

     Exhibit F, Schedule 1 (a): A table listing E.ON AG ("E.ON") and its subsidiary companies (except for LG&E Energy LLC and its subsidiary companies (the "LG&E Energy Group"), which are shown on a separate schedule). The table indicates the number of common shares owned, investment in other equity securities, in secured debt and in unsecured debt, if any, and percentage of voting power. The table also denotes the position of the company within the E.ON group of companies.

     An expanded version of Exhibit F, Schedule 1 (a), denoted Exhibit F,
Schedule 1 (b), is provided under a request for confidential treatment in a format that indicates additional information about the issuer's book value and the owner's book value.

     Exhibit F, Schedule 1 (c): A table listing the LG&E Energy Group companies.

     Exhibit F, Schedule 1 (d): A table listing the subsidiary companies that left the E.ON Group during the reporting period, by merger, sale or liquidation.

     Exhibit F, Schedule 1 (e): A table listing the subsidiary companies that were added to the E.ON Group during the reporting period.

     Exhibit F, Schedule 1 (f): A table listing the E.ON Group companies that had their names changed during the reporting period.

Item 2.  Acquisitions or Sales of Utility Assets

     Kentucky Utilities Company and Louisville Gas and Electric Company neither sold nor acquired operating units or systems exceeding $1 million in 2003. However, the utilities made the following additions to existing plant in service in excess of $1 million.

Kentucky Utilities Company

PLANT IN SERVICE EXCEEDING $1 Million

PROJECT
NUMBER              PROJECT NAME                                 LOCATION                                    AMOUNT
113736       Trimble County CT Substation                        Trimble County                        3,597,504.78
107104       Lexington Street Light Program                      Lexington                             2,941,806.45
109128       Ghent 345 KV Substation                             Ghent                                 2,651,094.52
112642       Ghent 345/138KV Transformer                         Ghent                                 2,093,666.35
113422       KRB Graphic User Interface                          Lexington                             1,814,895.40
25377        West Cliff 138-69 KV Transformer                    West Cliff                            1,575,087.19
110445       Ghent Unit 4 Turbine Buckets                        Ghent                                 1,557,532.40
109441       Brown CT 11 Turbine Blades                          Brown                                 1,136,445.00
114155       Green River 3 Generator Rewind                      Green River                           1,104,882.70

TOTAL PLANT IN SERVICE EXCEEDING $1 MILLION                                                          $18,472,914.79

CONSTRUCTION WORK IN PROCESS

107198      KU N0X Compliance                                    Power Plants                        171,583,568.46
115466      TC CT7 KU                                            Trimble County                       29,633,821.25
115468      TC CT8 KU                                            Trimble County                       29,600,836.74
115470      TC CT9 KU                                            Trimble County                       29,598,745.15
115472      TC CT10 KU                                           Trimble County                       29,597,425.24
110450      Ghent Ash Pond Phase 2                               Ghent                                15,964,476.72
116802      Gemini Project - KU                                  Lexington                             9,634,464.84
115474      TC CT Sub KU                                         Trimble County                        3,867,294.52
113727      TC 5 CT KU                                           Trimble County                        1,616,457.46
114621      GR4 Stator Rewind                                    Green River                           1,569,222.60
112973      BR2 Turbine Controls                                 Brown                                 1,195,259.18

TOTAL CWIP EXCEEDING $1 MILLION                                                                     $323,861,572.16


TOTAL KU ADDITIONS EXCEEDING $1 MILLION                                                             $342,334,486.95
                                                                                                    ===============


Louisville Gas and Electric Company

PLANT IN SERVICE EXCEEDING $1 MILLION

NUMBER          DESCRIPTION                                          LOCATION                              AMOUNT
110617          Mill Creek Unit 4 Wet Stack Conversion               Mill Creek                        6,490,936.01


                                       2



113421          SEIBEL Graphic User Interface                        Broadway Office Complex           2,220,293.60
111333          Trimble County Unit 1 Boiler Reheater                Trimble County                    2,056,100.50
108695          Cane Run Carbide Lime Mixing Facility                Cane Run                          1,844,008.90
115202          Brown CT 7 Vane                                      Brown                             1,816,252.43
112456          Mill Creek Unit 4 Partial Reheater                   Mill Creek                        1,729,803.20
111353          Gemini - IT integrated solution software             Louisville                        1,714,392.00
108256          Cane Run Unit 6 GSU Transformer                      Cane Run                          1,598,209.60
113948          Spare 345/138 KV 450 MVA System Auto Transformer     Cane Run                          1,534,407.30
113734          Trimble County CT Substation Construction            Trimble County                    1,473,987.28
114378          Cane Run Unit 6 Low Pressure Turbine Blade           Cane Run                          1,459,391.50
111325          Trimble County Unit 1 Low Pressure Buckets           Trimble County                    1,336,288.80
112700          Mill Creek Limestone Storage Tank                    Mill Creek                        1,289,646.50
112703          Mill Creek Clearwell Water System Upgrade            Mill Creek                        1,197,310.00
113429          Mill Creek Bull Dozer                                Mill Creek                        1,153,672.00
113924          Mill Creek Bull Dozer                                Mill Creek                        1,131,486.00
111330          Trimble County SDRS Duct                             Trimble County                    1,086,833.00
112506          National Turnpike Gas Main                           Louisville                        1,085,901.32
114571          Cane Run Unit 6 Generator Rotor Rewind               Cane Run                          1,077,503.00

TOTAL PLANT IN SERVICE EXCEEDING $1 MILLION                                                          $33,296,422.94

CONSTRUCTION WORK IN PROCESS

107182          LGE NOX Compliance                         Power plants                              141,805,696.47
115465          TC CT7                                     Trimble County                             17,341,983.37
115467          TC CT8                                     Trimble County                             17,306,681.99
115469          TC CT9                                     Trimble County                             17,300,440.64
115471          TC CT10                                    Trimble County                             17,300,273.73
111353          Gemini Project - LGE                       Louisville                                  8,693,940.18
110613          MC1 Wet Stack Conversion                   Mill Creek                                  6,760,309.51
110616          MC3 Wet Stack Conversion                   Mill Creek                                  4,949,925.22
114682          Ohio Falls - Redevelopment Ph. 2           Ohio Falls                                  4,344,889.98
101338          Ohio Falls - Redevelopment                 Ohio Falls                                  2,945,939.04
116591          CR5 Pulverizer Replacement                 Cane Run                                    2,481,314.01
115473          TC CT SUB LGE                              Trimble County                              2,297,813.97
108835          Repl. Middletown 138/69 KV
                Transf. 1 & 2                              Middletown                                  2,291,749.96
116051          MC3 FGD Wet Stack Outlet Ductwork          Mill Creek                                  2,064,363.27
113311          Worthington Substation                     Worthington                                 2,001,113.50
114665          MC2 Cooling Tower Pipe Repl.               Mill Creek                                  1,818,983.38
113437          MC2 Reheater Replacement                   Mill Creek                                  1,622,699.69
114687          CR5 Precipitator Refurbishment             Cane Run                                    1,373,042.62
100741          TC SDRS Duct Material                      Trimble County                              1,302,676.64
113312          Worthington Sub - Line Work                Worthington                                 1,296,664.21
LSMR414         Large Scale Main Repl.                     Louisville                                  1,263,289.67
115988          MC4 Superheater                            Mill Creek                                  1,216,930.62


                                       3



114800          MC4 Controls Upgrade Ph.3                  Mill Creek                                  1,158,764.77
112767          MC Ash Pond Expansion                      Mill Creek                                  1,005,123.01

TOTAL CWIP EXCEEDING $1 MILLION                                                                     $261,944,609.45

TOTAL LG&E ADDITIONS EXCEEDING $1 MILLION                                                           $295,241,032.39
                                                                                                    ===============


Item 3.  Issue, Sale, Pledge, Guarantee or Assumption of System Securities

     The schedules listed below and included in Exhibit F, respond to Item 3:

     Exhibit F, Schedule 3 (a):  Issues of long-term loans dated as of January
                                 1, 2003 - December 31, 2003.

     Exhibit F, Schedule 3 (b):  Short term loans as of June 30, 2003.

     Exhibit F, Schedule 3 (c):  Short term loans as of December 31, 2003.

     Exhibit F, Schedule 3 (d):  Cash current accounts as of June 30, 2003.

     Exhibit F, Schedule 3 (e):  Cash current accounts as of December 31, 2003.

     Exhibit F, Schedule 3 (f):  Guarantees.

     Exhibit F, Schedule 3 (g):  Issuance of equity.


Item 4.  Acquisition, Redemption or Retirement of System Securities

     Pursuant to shareholder resolutions approved at the annual general meeting of shareholders held on April 30, 2003, E.ON's Board of Management is authorized to buy back up to 10% of E.ON's outstanding share capital through October 30, 2004. As of December 31, 2003, E.ON held a total of 4,403,342 treasury shares having a book value of EUR 256 million in the Consolidated Balance Sheet (equivalent to 0.6 percent or EUR 11,448,689 of the capital stock). The number of outstanding shares as of December 31, 2003 totaled 656,026,401. During 2003, E.ON purchased 240,969 shares and sold 244,796 shares of treasury stock to employees at preferential prices as part of E.ON's stock-based compensation plan. An additional 31,570,257 shares of E.ON are held by its subsidiaries. Following the VEBA-VIAG merger, these shares were held in non-consolidated subsidiaries. Following some restructuring in September and October 2002, these shares were held by fully consolidated subsidiaries and therefore qualified as treasury shares according to German law. Treasury shares do not have voting rights.

     Based on information available to E.ON, the Free State of Bavaria ("Bavaria") reduced its stake in E.ON to below 5 percent as of July 16, 2001. As a result of the increase of treasury shares in 2002, following the restructuring, Bavaria's voting interest in E.ON would have increased to above 5 percent again. However, E.ON has no information whether Bavaria has sold any further shares since July 16, 2001.

     The schedules listed below and included in Exhibit F, also respond to Item
4.

     Exhibit F, Schedule 4 (a):  Redemption of long-term loans dated as of
                                 January 1, 2003 - December 31, 2003.

     Exhibit F, Schedule 4 (b):  Acquisition, retirement or redemption of equity.


Item 5.  Investments in Securities of Nonsystem Companies

     E.ON is authorized to maintain equity investments to fund pension liabilities and nuclear plant decommissioning by the Commission's June 14, 2002 order (Holding Co. Act Release No. 27539). Information with regard to this portfolio of investments is provided below.

     As of December 31, 2003, the E.ON Group had pension and nuclear decommissioning liabilities of EUR 21,200,475,707 (USD 26,492,114,443) based on actuarial calculations. The majority of the pension provisions and all nuclear decommissioning liabilities are held by E.ON Energie. The market value of portfolio investments held by E.ON Energie to fund such obligations as of December 31, 2003 was EUR 8,114,324,268 (USD 10,139,659,605). This amount represents 42 percent of E.ON Energie's liabilities. The assets held to fund the liabilities were composed of 65 percent (EUR 5,048,110,525 (USD 6,308,118,912)) fixed income securities such as commercial paper, notes and bonds, and 38 percent (EUR 3,066,213,743 (USD 3,831,540,693)) common stocks as of December 31, 2003.

     Investments by LG&E Energy LLC, Louisville Gas & Electric Company and Kentucky Utilities Company in other non-system entities not included in category one of Item 5 are described below:

 Name of System                                                                                              Owner's
    Company        Name of Issuer     Description of       Number of      % of Voting     Nature of        Book Value
                                         Security           Shares           Power         Business       in thousands)
---------------  ----------------   -----------------     ----------      -----------    -----------      -------------
LG&E Energy LLC  Goldman Sachs      Money Market            100,000           <1%        Money Market          $100
                 Financial Square   Mutual Fund                                          Mutual Fund
                 Federal Fund

Louisville Gas
& Electric       Ohio Valley        Common Stock             4,900            4.9%       Public                $490
Company          Electric Corp.                                                          Utility
                 ("OVEC")

Kentucky         OVEC               Common Stock             2,500            2.5%       Public                $250
Utilities                                                                                Utility
Company

     A description of investments by Kentucky Utilities Company and Louisville Gas & Electric Company in persons operating in their respective retail service areas is included as Exhibit F, Schedule 5(a).

Item 6.  Officers and Directors

Part I.  Officers and Directors

     The schedules listed below and included in Exhibit F, respond to Item 6,
Part I:

     Exhibit F, Schedule 6 (a):  E.ON Group officers and directors.

     Exhibit F, Schedule 6 (b):  Powergen Group officers and directors.

     Exhibit F, Schedule 6 (c):  LG&E Energy Group officers and directors.

     Note: Exhibit F, Schedule 6(a) provides information about the officers and directors of Degussa AG and Viterra AG. These are to-be-divested companies and Degussa is now only 46.5 percent owned by E.ON. Although E.ON has endeavored to provide complete information with regard to the officers and directors of the subsidiaries of Degussa and Viterra, such information was not available at the time this Annual Report was filed.

Part II.  Financial Connections of Officers and Directors

------------------------------ --------------------------------- -------------------------- -----------------------
 Name of Officer or Director    Name and Location of Financial       Position Held in        Applicable Exemption
                                         Institution               Financial Institution             Rule
------------------------------ --------------------------------- -------------------------- -----------------------
Dr. Wulf H. Bernotat           Allianz AG                        Member, Supervisory Board  Rule 70 no-action
                                                                                            request dated June
                                                                                            27, 2002
------------------------------ --------------------------------- -------------------------- -----------------------
Dr. Burckhard Bergmann         Allianz Lebensversicherungs-AG    Member, Supervisory Board  Rule 70 no-action
                                                                                            request dated June
                                                                                            27, 2002
------------------------------ --------------------------------- -------------------------- -----------------------
Dr. Bernd Voss                 Dresdner Bank AG,                 Member, Supervisory Board  Rule 70 no-action
                               Frankfurt/Main; Bankhaus          Chairman, Supervisory      request dated June
                               Reuschel & Co.;                   Board                      27, 2002.
                               Allianz Lebensversicherungs-AG    Member, Supervisory Board
------------------------------ --------------------------------- -------------------------- -----------------------
Dr. Erhard Schipporeit         Commerzbank AG                    Member, Supervisory Board  Rule 70 no-action
                                                                                            request dated June
                                                                                            27, 2002.
------------------------------ --------------------------------- -------------------------- -----------------------
Dr. Henning Schulte-Noelle     Allianz AG                        Chairman, Supervisory      Rule 70 no-action
                                                                 Board                      request dated June
                                                                                            27, 2002.
------------------------------ --------------------------------- -------------------------- -----------------------
Dr. Karl-Hermann Baumann       Deutsche Bank AG,                 Member, Supervisory        Rule 70 no-action
                               Frankfurt/Main                    Board                      request dated June
                                                                                            27, 2002.
------------------------------ --------------------------------- -------------------------- -----------------------
Dr. Rolf-E. Breuer             Deutsche Bank AG,                 Chairman, Supervisory      Rule 70 no-action
                               Frankfurt/Main;                   Board                      request dated June
                               Deutsche Borse AG;                Chairman, Supervisory      27, 2002.
                               Kreditanstalt fur Wiederaufbau;   Board
                               Landwirtschaftliche Rentenbank    Member, Supervisory Board
                                                                 Member, Supervisory Board
------------------------------ --------------------------------- -------------------------- -----------------------
 Dr. Hans Michael Gaul         Allianz Versicherungs AG;         Member, Supervisory Board  Rule 70 no-action
                               DKV AG                            Member, Supervisory Board  request dated June
                                                                                            27, 2002.
------------------------------ --------------------------------- -------------------------- -----------------------


                                       6


------------------------------ --------------------------------- -------------------------- -----------------------
Kurt F. Viermetz               Bayerische Hypo- und              Member, Supervisory Board  Rule 70 no-action
                               Vereinsbank AG;                                              request dated June
                               ERGO Versicherungsgruppe AG       Member, Supervisory Board  27, 2002.
------------------------------ --------------------------------- -------------------------- -----------------------
Margret Monig-Raane            Deutsche Bank AG, Frankfurt/Main  Member, Supervisory Board  Rule 70 no-action request dated June
                                                                                            27, 2002.
------------------------------ --------------------------------- -------------------------- -----------------------
Prof. Dr. Wilhelm Simson       Bayerische Hypo- und              Member, Supervisory Board  Rule 70 no-action
                               Vereinsbank AG                                               request dated June
                                                                                            27, 2002.
------------------------------ --------------------------------- -------------------------- -----------------------
Ulrich Hartmann                IKB Deutsche Industriebank AG;    Chairman, Supervisory      Rule 70 no-action
                                                                 Board                      request dated June
                               Deutsche Bank                     Member, Supervisory Board  27, 2002.
                               AG, Frankfurt/Main
                               Munchener Ruckversicherungs-      Chairman, Supervisory
                               Gesellschaft AG                   Board
------------------------------ --------------------------------- -------------------------- -----------------------
Victor Staffeiri               Mid-America Bancorp               Director                   Rule 70.
------------------------------ --------------------------------- -------------------------- -----------------------
Dr. Gerhard Cromme             BNP Paribas S.A.;                 Member, Supervisory Board  Rule 70 no-action
                               Allianz AG                        Member, Supervisory Board  request dated June
                                                                                            27, 2002.
------------------------------ --------------------------------- -------------------------- -----------------------
Prof. Dr. Ulrich Lehner        Dresdner Bank Luxembourg S.A.     Member, Supervisory Board  Rule 70 no-action
                                                                                            request dated June
                                                                                            27, 2002.
------------------------------ --------------------------------- -------------------------- -----------------------
Ulrich Hocker                  Feri Finance AG, Bad Homburg;     Member, Supervisory Board  Rule 70 no-action
                               Gartmore Capital Strategy Fonds   Member, Supervisory Board  request dated June
                                                                                            27, 2002.
------------------------------ --------------------------------- -------------------------- -----------------------

Part. III.  Certain Disclosures With Respect to Officers and Directors
            Compensation

     The total remuneration paid to members of E.ON Supervisory Board for 2003 was EUR 3.1 million. Of this total, EUR 0.6 million consisted of fixed compensation (including compensation for duties performed at subsidiaries and attendance fees) and EUR 2.5 million consisted of variable compensation. Pursuant to E.ON's Articles of Association, members of the Supervisory Board receive an annual fixed fee of EUR 10,000 and are reimbursed each fiscal year for their meeting related expenses, including reimbursement for the value added tax on their remuneration. Members of the Supervisory Board also receive an annual variable fee of EUR 1,250 for each percentage point by which the dividend paid to shareholders exceeds 4 percent of E.ON's capital stock. The Chairman of the Supervisory Board receives three times the above-mentioned fees, the Deputy-Chairman and every chairman of a Supervisory Board committee receives double the above-mentioned fees, and each member of a Supervisory Board committee receives one-and-a-half times the above-mentioned fees. In addition, members of the Supervisory Board receive an attendance fee of EUR 1,000 per day for meetings of the Supervisory Board or one of its committees. Members of the Supervisory Board who serve less than the entire financial year owing to a change in the Board's composition receive the above-mentioned fees on a proportionate basis. There were no loans to members of the Supervisory Board in the 2003 financial year.

     In accordance with the recommendations of the German Corporate Governance Code, the compensation of members of the Board of Management has both fixed and variable components. The amount of compensation paid to a Board of Management member is based on a number of criteria, in particular his or her areas of responsibility, his or her personal performance and the performance of the Board of Management as a whole, as well as E.ON's financial condition, profitability and outlook compared with its peers. Currently, the compensation of the Board of Management has the following three components: (i) fixed annual compensation;
(ii) an annual bonus, the amount of which is based on the achievement of company-based and personal performance targets; and (iii) stock appreciation rights ("SARs"). Fixed compensation is paid on a monthly basis and reviewed on a regular basis to determine whether it conforms with industry practice and is fair and reasonable.

     The target amount of the annual bonus is set during an annual review process. 80 percent of the target bonus consists of company-based performance targets and 20 percent consists of personal performance targets. The company-based performance targets reflect, in equal shares, operating performance and return-on-capital performance. Individual targets relate to members' area of responsibility, functions and projects. If a Board of Management member meets 100 percent of his or her performance targets, the member receives the contractually stipulated target bonus. The maximum possible bonus that could be achieved is 200 percent of the target bonus. The fixed annual compensation and the annual bonus also compensate Board of Management members for services performed for E.ON Group companies.

     E.ON has conducted a SAR program since 1999. The program is designed to compensate Board of Management members and other key executives for their contributions to increasing shareholder value as well as to promote E.ON's long-term corporate growth. This variable compensation program, which combines incentives for long-term growth with a risk component, serves to align the interests of management and stockholders. The SAR plan is based on the performance of E.ON's ordinary shares. E.ON granted approximately 2.5 million SARs to 343 top-level executives worldwide in 2003, including members of the Board of Management, as part of their compensation. From 2004, SARs granted under this program will have a cap to limit the effect of extraordinary, unanticipated market movements. The SAR program and the bonus system have a risk component and, consequently, are not guaranteed compensation.

     The total remuneration paid to members of E.ON's Board of Management in 2003 was EUR 17.4 million. Of this total, EUR 5 million consisted of fixed compensation, including compensation for duties performed at subsidiaries as well as monetary benefits and other compensation. Variable compensation of EUR
12.4 million consisted of the regular annual bonuses paid for 2003 and of one-time performance-related payments that were made to certain members of the Board of Management upon resolution of the Supervisory Board. No SARs were exercised by the Board of Management in 2003. In early 2003, members of the Board of Management received 461,511 SARs. These SARs were part of the fifth tranche of the SAR plan. On December 31, 2003, the SARs of the fifth and the second tranches had a hypothetical exercise value of EUR 9.63 and EUR 3.39, respectively. The SARs of the third and the fourth tranches had a hypothetical exercise value of zero, because the E.ON share price ended the year markedly below the strike prices of the respective tranches.

     Total payments to retired members of the Board of Management and their beneficiaries were EUR 5.4 million. Provisions of EUR 83.6 million have been provided for the pension obligations to retired members of the Board of Management and their beneficiaries. There were no loans to members of the Board of Management in the 2003 financial year.

     E.ON has service agreements with the members of its Board of Management. The service agreements of the members of the Board of Management do not contain provisions for payments should a member's employment be terminated prior to expiration of the agreement or not be extended by the Supervisory Board. In the case where an agreement has not been extended, members of the Board of Management shall receive retirement payments after their service agreements have ended which are based on the length of their membership on the Board of Management. Should a member's service agreement be terminated prior to expiration or not be extended at the request of such member or for important reason, no retirement payments shall be due, except for statutory claims, such as mandatory pension benefits. In the special case of a change in control of E.ON, members of the Board of Management shall receive a payment equal to a maximum of five years' annual compensation.

     Additional information is provided in the Annual Report of E.ON AG filed on Form 20-F, SEC File No. 001-14688, at pp. 148-150 (filed March 25, 2004) and at note 9 of the Notes to Consolidated Financial Statements.

Item 7.  Contributions and Public Relations

     None.

Item 8.  Service, Sales and Construction Contracts

Part I. Contracts for Services or Goods Supplied by a System Company to Another System Company

     LG&E Energy Services reports on Form U-13-60 with regard to services rendered (i) by members of the E.ON Group or the Powergen Group for the LG&E Energy Group, (ii) by members of the LG&E Energy Group for the E.ON Group or the Powergen Group, and (iii) by members of the LG&E Energy Group for one another, in accordance with a supplemental reporting requirement in the Commission's June 14, 2002 order (Holding Co. Act Release No. 27539). With regard to transactions involving companies in the E.ON Group exempt under Rule 58, the registrants incorporate by reference E.ON's Quarterly Report on Form U-9C-3, for the period ended December 31, 2003, SEC File No. 074-00060 (filed March 29, 2004).

     Registrants have omitted information about service, sales and construction contracts among subsidiaries of E.ON AG to the extent such transactions do not involve any companies in the LG&E Energy Group.

Part II. Affiliate Contracts

     Not applicable.

Part III. Persons Employed to Provide Management, Supervisory or Financial Advisory Services

     Not applicable.

Item 9.  Wholesale Generators and Foreign Utility Companies

Part I.  Information with Respect to EWGs and FUCOs

E.ON Energie
------------

     E.ON Energie, a foreign utility company, located at Brienner Straae 40, 80333 Munchen, Germany, produces electricity at jointly and wholly owned power plants. E.ON Energie is wholly owned by E.ON, which has an aggregate investment in E.ON Energie of EUR 5.2 billion, consisting of 88 percent equity and 12 percent debt interests. E.ON Energie's ratio of debt to common equity is 81.1 percent. ABN Ambro has granted former Electriciteitsbedrijf Zuid-Holland, Voorburg, Netherlands, now E.ON Benelux Generation, an E.ON Energie subsidiary, an amount of EUR 43.1 million (maturity date: May 10, 2006) plus interest and cost for which E.ON guarantees. The E.ON Energie group contributed 48.7 percent of E.ON's revenues and its internal operating profit for the twelve months ended December 31, 2003 was EUR 3.1 billion. Please see Item 8 for information regarding any material service and goods contracts between E.ON Energie and other companies in the E.ON Group (excluding FUCOs) during 2003.

     E.ON Energie's core business consists of the ownership and operation of power generation facilities and the transmission, distribution and sale of electric power, gas and heat. Electricity is transmitted to purchasers by means of high-voltage transmission lines and underground cables owned by E.ON Energie. Its power generation facilities within Germany have a total installed capacity of approximately 33,000 MW, E.ON Energie's attributable share of which is approximately 25,100 MW (not including mothballed, shutdown and reduced power plants). Its international power generation facilities have a total installed capacity of approximately 18,400 MW, E.ON Energie's attributable share of which is approximately 9,800 MW (not including mothballed, shutdown and reduced power plants). E.ON Energie's power generation business division is subdivided into three units according to the fuel used: (i) E.ON Kraftwerke GmbH owns and operates the power stations using fossil fuel energy sources, as well as waste incineration plants and renewable generation facilities, (ii) E.ON Kernkraft GmbH owns and operates the nuclear power stations, and (iii) E.ON Wasserkraft GmbH owns and operates the hydroelectric power plants.

     The German power transmission grid of E.ON Energie is located in the German states of Schleswig-Holstein, Lower Saxony, Mecklenburg-Western Pomerania, Brandenburg, North Rhine-Westphalia, Saxony-Anhalt, Hesse, Thuringia and Bavaria, and reaches from the Scandinavian border to the Alps. The grid has a system length of over 42,000 km and a coverage area of nearly 200,000 km(2) and is interconnected with the western European power grid with links to the Netherlands, Austria, Denmark and Eastern Europe. The system is mainly, but not completely, operated by E.ON Netz GmbH. The Baltic Cable links the grid of E.ON Energie to Scandinavia and is one of the longest (250 km) direct current submarine cables in the world, currently transmitting approximately 372 MW to 456 MW of its maximum designed capacity of 600 MW. Sydkraft AB, a majority-owned subsidiary of E.ON, currently owns one-third of the cable, with the remaining two-thirds owned by the Norwegian utility Statkraft SF.

     E.ON Energie is the largest shareholder in Sydkraft, with a 55.2 percent equity interest and a 56.6 percent voting interest. Sydkraft is active in the generation, transmission, distribution and sale of electricity, and in the heat and gas businesses as well. In 2003, it had a total installed generation capacity of 7,737 MW and generated 24,338 million kWh of electricity, of which about 57 percent was generated at nuclear power plants and about 37 percent at hydroelectric plants. The remaining 6 percent was generated using gas turbines, hard coal and oil. In January 2000, E.ON Energie acquired the Dutch power producer, E.ON Benelux, which operates hard coal and natural gas power plants for the supply of electricity and heat to bulk customers and utilities in the Netherlands. In 2003, it had a total installed generation capacity of approximately 1,780 MW, and generated 11 billion kWh of electricity.

     A map of E.ON Energie's current supply area in Germany through its majority shareholdings in regional electricity distribution companies appears in the Annual Report of E.ON AG filed on Form 20-F, SEC File No. 001-14688, at p. 37 (filed March 25, 2004), and is hereby incorporated by reference.

     Most of the distribution subsidiaries of E.ON Energie supply natural gas to households, small businesses and industrial customers. In addition, during 2003, E.ON Energie held an 86.6 percent interest in Thuga. At the end of the year, E.ON Energie transferred 67.7 percent of Thuga to Ruhrgas, leaving it with an
18.9 percent interest. Thuga has primarily minority shareholdings in approximately 100 regional and municipal electricity and gas utilities throughout Germany. E.ON Energie's gas sales volume in Germany in 2003 amounted to 113.8 billion kWh.

     Additional information is provided in the Annual Report of E.ON AG filed on Form 20-F, SEC File No. 001-14688, at pp. 24-53 (filed March 25, 2004).

Ruhrgas Holding GmbH
--------------------

     E.ON completed its acquisition of all of the outstanding shares of Ruhrgas Holding GmbH ("Ruhrgas") in March 2003 and has fully consolidated Ruhrgas' results since February 2003. Ruhrgas, a foreign utility company, located at Huttropstraae 60, 45138 Essen, Germany, is the largest gas business in Germany in terms of gas sales, with 565.5 billion kWh of gas sold in the period from February through December 2003. E.ON has an aggregate investment in Ruhrgas of EUR 13.2 billion, consisting of 74 percent equity and 26 percent debt interests. Ruhrgas' ratio of debt to common equity is 30 percent. For the period from February through December 2003, Ruhrgas had revenues of EUR 12.1 billion (which included EUR 2.5 billion in natural gas taxes that were remitted to the tax authorities) and internal operating profit of EUR 1.1 billion. The Ruhrgas division contributed 26.1 percent of E.ON's revenues in 2003. Ruhrgas had no material service and goods contracts with other companies in the E.ON Group (excluding FUCOs) during 2003.

     A map of Ruhrgas' sales area in Germany appears in the Annual Report of E.ON AG filed on Form 20-F, SEC File No. 001-14688, at p. 64 (filed March 25,
2004), and is hereby incorporated by reference.

     Ruhrgas' principal business is the supply, transmission, storage and sale of natural gas. It is active in gas transmission within Germany via a network of approximately 11,000 km of gas pipelines. As of December 31, 2003, Ruhrgas owned gas pipelines totaling 6,449 km and co-owned gas pipelines totaling 1,510 km with other companies, in some of which Ruhrgas holds a stake through its subsidiary Ruhrgas Energie Beteiligungs-AG ("RGE"). In addition, German project companies in which Ruhrgas holds an interest owned gas pipelines totaling 3,274 km. On January 1, 2004, in fulfillment of one of the requirements of the ministerial approval of E.ON's acquisition of Ruhrgas, Ruhrgas transferred its gas transmission business to a new subsidiary, Ruhrgas Transport AG & Co. KG.

     In addition to its natural gas supply, transmission system, storage and sales businesses, Ruhrgas, through its subsidiary RGE, holds primarily minority shareholdings in a number of gas distributors and energy utilities. In 2003, RGE's portfolio of shareholdings included minority stakes in 19 domestic and 23 foreign companies. Additional information regarding RGE's German and international shareholdings is available in the Annual Report of E.ON AG filed on Form 20-F, SEC File No. 001-14688, at pp. 66-67 (filed March 25, 2004).

     Ruhrgas also operates a number of underground gas storage facilities and gas compressor stations in Germany. As of December 31, 2003, Ruhrgas owned or co-owned 14 compressor stations. Project companies in which Ruhrgas holds an interest owned an additional 18 compressor stations, with Ruhrgas acting as operator for 12 of them under service contracts. Ruhrgas owned five storage facilities, co-owned another two and leased capacity in three storage facilities. Additional information regarding Ruhrgas' transmission system in Germany, its compressor stations and Ruhrgas' share in project companies as of December 31, 2003 is available in the Annual Report of E.ON AG filed on Form 20-F, SEC File No. 001-14688, at pp. 60-61 (filed March 25, 2004).

     Through Ruhrgas AG and its subsidiaries, Ruhrgas is engaged in the purchase of natural gas under long-term contracts with foreign and domestic producers. Ruhrgas holds several stakes in German and other European gas transportation and distribution companies, as well as a small shareholding in OAO Gazprom, Russia's main natural gas exploration, production, transportation and marketing company. Ruhrgas also has established U.K. and Norwegian exploration and production subsidiaries in order to increase its involvement in these countries. Interconnector, a U.K. project company in which Ruhrgas has a 10.0 percent interest, owns the Interconnector pipeline, a 235 km undersea gas pipeline from the United Kingdom to Belgium. Ruhrgas also owns a 3.0 percent interest in the Swiss project company Transitgas AG, which owns the 294 km Transitgas pipeline, the main gas pipeline running through Switzerland from Wallbach on the Swiss-German border to Griespass at the Swiss-Italian border. To supplement its supply as well as its sales business, Ruhrgas also engages in short-term gas trading activities and purchases small volumes of coke oven gas.

Powergen Group Holdings Ltd.
----------------------------

     Powergen Group Holdings Ltd. ("PGGH"), a foreign utility company, located at 53 New Broad Street, London, EC2M 1SL, produces electricity at jointly and wholly owned power plants. As of December 31, 2003, PGGH and its subsidiaries owned or through joint ventures had an attributable interest in 9,614 MW of generating capacity. Electricity is transmitted to purchasers by means of the National Grid transmission network in the U.K. PGGH is wholly-owned by Powergen, which has an aggregate investment in PGGH of GBP 3.6 billion, consisting of 100 percent equity and zero percent debt interests. PGGH's ratio of debt to common equity is 0.74 percent. Powergen's U.K business operations contributed an internal operating profit of EUR 452 million in 2003. Please see Item 8 for information regarding any material service and goods contracts between PGGH and other companies in the E.ON Group (excluding FUCOs) during 2003.

     Through its subsidiaries, PGGH's operations include electricity generation, distribution and retail, gas retail and shipping, energy trading, CHP and renewable generation businesses. During 2003, PGGH and its subsidiaries served approximately 8.7 million customer accounts, including approximately 5.8 million electricity customer accounts, 2.7 million gas customer accounts, 0.1 million telephone customer accounts and 0.1 million industrial and commercial electricity and gas customer accounts. East Midlands Electricity Distribution plc ("East Midlands"), an electricity distribution and supply company and wholly-owned subsidiary of PGGH, owns, manages and operates an electricity distribution network servicing the East Midlands areas of England. The East Midlands distribution network served electricity to approximately 2.4 customers as of the end of 2003.

Windpower Partners 1994, L.P.
-----------------------------

     Windpower Partners 1994, L.P. ("Windpower 1994") had the following material service contract with a company in the E.ON Group. Windpower 1994 entered into an operating agreement with LG&E Power Services, LLC, an indirect subsidiary of LG&E Capital Corp., in September 1996 for the operation, maintenance and management of the power plants including the administration of Windpower 1994's day-to-day operations. In 2003, Windpower 1994 incurred expenses of $878,260 related to this contract.

Westmoreland - LG&E Partners
----------------------------

     Westmoreland - LG&E Partners ("ROVA") had the following material services contracts with companies in the E.ON Group. ROVA entered into an operating agreement with LG&E Power Services, LLC, an indirect subsidiary of LG&E Capital Corp., for the operation, maintenance and management of the power plants including the administration of ROVA's day-to-day operations. In 2003, ROVA incurred expenses of $6,494,789 related to this contract. ROVA also has a contract with LG&E Power Operations, an indirect subsidiary of LG&E Capital Corp., for payment of venture management fees, financial management and environmental services. In 2003, ROVA incurred expenses of $415,300 related to this contract.

Gelsenberg GmbH & Co. KG
------------------------

     Gelsenberg GmbH & Co. KG is a subsidiary of Ruhrgas Holding GmbH and Gelsenberg Verwaltung GmbH, which are both wholly-owned subsidiaries of E.ON AG. In 2003,

Gelsenberg sold its interest in Ruhrgas AG to its parent company, Ruhrgas Holding. Gelsenberg continues to hold certain investments to fund pension liabilities.

Other Foreign Utility Companies
-------------------------------

     LG&E Capital Corp. ("LCC"), a wholly-owned subsidiary of LG&E Energy LLC, owns interests in three Argentine gas distribution companies which provide natural gas to approximately two million customers in Argentina through three distributors: Gas Natural BAN S.A. ("BAN"), Distribuidora de Gas del Centro S.A. ("Centro") and Distribuidora de Gas Cuyana S.A. ("Cuyana"). LCC owns 19.6 percent of BAN, 45.9 percent of Centro and 14.4 percent of Cuyana. The gas distribution operations in Argentina have been negatively affected by the recent economic and political developments in Argentina. LCC also owns an interest in a wind power generation facility in Tarifa, Spain.

     Additional information about the EWGs and FUCOs held by LG&E Energy Group is set forth in Exhibit F, Schedules 9(a) through 9(c).

Part II. Organizational Chart

     Exhibit G is an organizational chart showing the relationship of the FUCOs and EWGs in the E.ON Group to other E.ON Group companies.

Part III.  Aggregate Investment in EWGs and FUCOs

     As of December 31, 2003, E.ON had invested, directly and indirectly, in FUCOs and EWGs (including equity, debt, guarantees and recourse debt of FUCOs and EWGs), EUR 9.8 billion (USD 12.2 billion). The ratio of E.ON's aggregate EWG and FUCO investment to E.ON aggregate investment in LG&E and KU (USD 6.1 billion) was 49 percent as of December 31, 2003.

Item 10.  Financial Statements and Exhibits

FINANCIAL STATEMENTS

Exhibits FS-   E.ON AG statement of income, statement of assets, statement of
1(a)-FS-1(d)   liabilities and shareholders' equity, and statement of retained earnings consolidating the E.ON Energie, Powergen, Ruhrgas,
               Degussa, Viterra and Others subgroups, as of and for the year ending December 31, 2003.


EXHIBITS

Exhibit A

     o The Annual Report of E.ON AG on Form 20-F for the year ended December 31, 2003, SEC File No. 001-14688 (filed March 25, 2004), is hereby incorporated by reference.

     o The Annual Report of E.ON Energie for the year ended December 31, 2003 (filed under cover of Form SE).

     o The Annual Report of Louisville Gas & Electric Co. on Form 10-K for the year ended December 31, 2003, SEC File No. 001-02893 (filed March 30, 2004), is hereby incorporated by reference.

     o The Annual Report of Kentucky Utilities Co. on Form 10-K for the year ended December 31, 2003, SEC File No. 001-03464 (filed March 30,
          2004), is hereby incorporated by reference.


Exhibit B

     o English translation of the Articles of Association of E.ON AG as amended to date are incorporated by reference to Exhibit 1.1 of E.ON's Annual Report on Form 20-F, SEC File No. 001-14688 (filed March 25,
          2004).

     o The Bylaws of E.ON AG are incorporated by reference to Exhibit A-1 of E.ON's Application on Form U-1, SEC File No. 70-9961 (filed June 11,
          2002).

     o Exhibits B-1(a) and B-1(b) are the unofficial English translations of the Articles of Association of E.ON US Holding GmbH and the Articles of Association of E.ON UK Holding GmbH, respectively.

     o The Bylaws of E.ON US Holding GmbH and E.ON UK Holding GmbH are incorporated by reference to Exhibit B of E.ON Registration Statement on Form U5B, SEC File No. 030-00355 (filed September 27, 2002).

     o Exhibits B-1(c) and B-1(d) are the Memorandum of Association of E.ON UK Limited and the Articles of Association of E.ON UK Limited, respectively.

     o The following documents are incorporated by reference to Exhibit 3 of the Annual Report of Louisville Gas & Electric Co. on Form 10-K for the year ended December 31, 2003, SEC File No. 001-02893 (filed March 30, 2004).


          3.02 Amendment to Articles of Incorporation of LG&E, dated February 6, 2004.

          3.03 By-laws of LG&E, as amended through December 16, 2003.

     o The following documents are incorporated by reference to Exhibit 3 of the Annual Report of Kentucky Utilities Company on Form 10-K for the year ended December 31, 2003, SEC File No. 001-03464 (filed March 30,
          2004).

          3.05 Amendment to Articles of Incorporation of KU, dated February 6, 2004.

          3.06 By-laws of KU, as amended December 16, 2003.

     o The Articles of Organization and Operating Agreement of LG&E Energy LLC are incorporated by reference to Exhibits A-1 and A-2, respectively, of E.ON's Application on Form U-1, SEC File No. 70-10176 (filed October 14, 2003).

     o The Memorandum of Association of Powergen Limited and the Articles of Association of Powergen Limited are hereby incorporated by reference to Exhibits B-1(a) and B-1(b), respectively, of E.ON's Annual Report on Form U5S, SEC File No. 030-00355 (filed June 30, 2003).

     o The organizational documents of other subsidiaries will be provided to the Commission upon request.

Exhibit C

     o Indentures related to funded debt are incorporated by reference to Exhibit C of E.ON's Registration Statement on Form U5B, SEC File No. 030-00355 (filed September 27, 2002).

     o Indentures related to funded debt of Powergen and its subsidiaries are incorporated by reference to Exhibits C1 through C-43 of the Annual Report of Powergen plc on Form U5S, SEC File No. 030-00346 (filed May 1, 2002).

     o LG&E Supplemental Indentures dated March 1, 2002, March 15, 2002, and October 1, 2002, are incorporated by reference to Exhibits 4.39, 4.40 and 4.41 to the Annual Report on Form 10-K of LG&E, SEC File No. 001-02893, for the year ended December 31, 2002 (filed March 25,
          2003).

     o KU Supplemental Indentures dated May 1, 2002 and September 1, 2002, are incorporated by reference to Exhibits 4.50 and 4.51 to the Annual Report on Form 10-K of KU, SEC File No. 001-03464, for the year ended December 31, 2002 (filed March 25, 2003). KU Supplemental Indenture dated October 1, 2003 is incorporated by reference to Exhibit 4.22 to the Annual Report on Form 10-K of KU, SEC File No. 001-03464, for the year ended December 31, 2003 (filed March 30, 2004).


Exhibit D

     o The tax allocation agreement by and among E.ON US Investments Corp. and certain subsidiaries.


Exhibit E

     o Supplemental information regarding tax-related transactions required by Commission order dated June 14, 2002 (Holding Co. Act Release No. 27539).


Exhibit F

     o Schedule 1(a): A table listing the E.ON Group companies (except for the LG&E Energy Group).

     o Schedule 1(b): A table listing the E.ON Group companies (except for the LG&E Energy Group), and additional information about the issuer's book value and the owner's book value (confidential treatment requested).

     o    Schedule 1(c):  A table listing the LG&E Energy Group companies.

     o Schedule 1(d): A table listing the subsidiary companies that left the E.ON Group during the reporting period, by merger, sale or liquidation.

     o Schedule 1 (e): A table listing the subsidiary companies that were added to the E.ON Group during the reporting period.

     o Schedule 1(f): A table listing the E.ON Group companies that had their names changed during the reporting period.

     o    Schedule 3(a):  Issues of long-term loans dated as of January 1, 2003
          - December 31, 2003.

     o    Schedule 3(b):  Short term loans as of June 30, 2003.

     o    Schedule 3(c):  Short term loans as of December 31, 2003.

     o    Schedule 3(d):  Cash current accounts as of June 30, 2003.

     o    Schedule 3(e):  Cash current accounts as of December 31, 2003.

     o    Schedule 3(f):  Guarantees.

     o    Schedule 3(g):  Issuance of equity.

     o Schedule 4(a): Redemption of long-term loans dated as of January 1, 2003 - December 31, 2003.

     o    Schedule 4(b):  Acquisition, retirement or redemption of equity.

     o Schedule 5(a): Investments in non-system entities (confidential treatment requested).

     o    Schedule 6(a):  E.ON Group officers and directors.

     o    Schedule 6(b):  Powergen Group officers and directors.

     o    Schedule 6(c):  LG&E Energy Group officers and directors.

     o Schedule 9(a): LG&E Energy LLC Investments in EWGs and FUCOs: descriptions of facilities and other background information.

     o Schedule 9(b): LG&E Energy LLC Investments in EWGs and FUCOs: capital invested (confidential treatment requested).

     o Schedule 9(c): LG&E Energy LLC Investments in EWGs and FUCOs: capitalization ratios and earnings information (confidential treatment requested).


Exhibit G

     o    Organizational chart of the E.ON Group, including its FUCOs and EWGs.


Exhibit H

     o Exhibit H-1: E.ON Energie AG - Annual Report for the year ended December 31, 2003, including balance sheet, income statement and analysis of operations is included herein under Exhibit A.

     o Exhibit H-2(a): Powergen Group Holdings Ltd. - group consolidated balance sheet, income statement, statement of cash flows as of and for the year ended December 31, 2003 (confidential treatment requested).

     o Exhibit H-2(b): Analytical reviews and conclusions drawn from the audited balance sheets, income statements and statements of cash flow for E.ON Energie, Ruhrgas Holding and Powergen Group Holdings Ltd. are contained in the Annual Report of E.ON AG on Form 20-F for the year ended December 31, 2003, SEC File No. 001-14688 (filed March 25,
          2004), and are hereby incorporated by reference.

     o Exhibit H-3: Ruhrgas Holding GmbH - Balance sheet and income statement as of and for the year ended December 31, 2003 (confidential treatment requested).

     o Exhibit H-4: K.W. Tarifa, S.A. - statement of operations, balance sheet and statement of cash flows as of and for the year ended December 31, 2003 (confidential treatment requested).

     o Exhibit H-5: Distribuidora de Gas del Centro S.A. - balance sheet, income statement, statement of cash flows as of and for the year ended December 31, 2003 (confidential treatment requested).

     o Exhibit H-6: Distribuidora de Gas Cuyana S.A. - balance sheet, income statement, statement of cash flows as of and for the year ended December 31, 2003 (confidential treatment requested).

     o Exhibit H-7: Gas Natural BAN S.A. - balance sheet, income statement, statement of cash flows as of and for the year ended December 31, 2003 (confidential treatment requested).

     o Exhibit H-8: Westmoreland - LG&E Partners (ROVA) - balance sheets, statements of income and comprehensive income, and statements of cash flows as of and for the year ended December 31, 2003 and December 31, 2002 (confidential treatment requested).

     o Exhibit H-9: Western Kentucky Energy Corp. - balance sheet, income statement and statement of cash flows as of and for the year ended December 31, 2003 (confidential treatment requested).

     o Exhibit H-10: Electric Energy Inc. - comparative balance sheets, statements of retained earnings, and income statements as of and for the years ended December 31, 2003 and December 31, 2002 (confidential treatment requested).

     o Exhibit H-11: Windpower Partners 1994, L.P. - balance sheet, statement of partners' equity, statement of cash flows and budget versus actual analysis as of and for the twelve months ending December 31, 2003 (confidential treatment requested).

     o Exhibit H-12: Gelsenberg GmbH & Co. KG - balance sheet and income statement as of and for the year ended December 31, 2003.

                                    SIGNATURE

     Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

E.ON AG

By:    /s/ Karl-Heinz Feldman                By:    /s/  Michael C. Wilhelm
       ----------------------------                 ---------------------------

Name:  Karl-Heinz Feldmann                   Name:  Michael C. Wilhelm
Title: General Counsel and                   Title: Senior Vice President and
       Senior Vice President                        Accountant

Date:  June 24, 2004                         Date: June 24, 2004

E.ON US Holding GmbH                         E.ON UK Ltd

By:    /s/ Heinrich Montag                   By:    /s/ Deborah Gandley
       -------------------------                    ------------------------

Name:  Heinrich Montag                       Name:  Deborah Gandley
Title: Executive Director                    Title: Company Secretary

Date:  June 24, 2004                         Date:  June 28, 2004

E.ON UK Holding GmbH                         Powergen Ltd

By:    /s/ Hans Gisbert Ulmke                By:    /s/ Fiona Stark
       -------------------------                    ---------------------

Name:  Hans Gisbert Ulmke                    Name:  Fiona Stark
Title: Executive Director                    Title: Company Secretary

Date:  June 24, 2004                         Date:  June 28, 2004

E.ON US Investments Corp.                    LG&E Energy LLC

By:    /s/ S. Bradford Rives                 By:    /s/ S. Bradford Rives
       ----------------------------                 ----------------------

Name:  S. Bradford Rives                     Name:  S. Bradford Rives
Title: Chief Financial Officer               Title: Chief Financial Officer

Date:  June 28, 2004                         Date:  June 28, 2004